Exhibit 10.49
June 4, 2018
Chris Neugent
[Home address]

Re:    Letter of Understanding – PHI Strategic Role
Dear Chris:
This Letter of Understanding (“Letter”) between you and Post Holdings, Inc. (collectively “Parties”) confirms the terms of your employment as you move from President & CEO of Post Consumer Brands (“PCB”) into the role of Executive Vice President, Strategy, to Post Holdings, Inc. (“PHI”). Once signed by the Parties, this Letter will become effective on the date of your signature (“Effective Date”). This position will have a four-year employment period in exchange for the following:

•	your continued full-time employment, with the compensation set forth below;

•	your continued eligibility for employee benefits (as qualified by this Letter); and

•
the opportunity to continue to vest in your outstanding equity awards, subject to terms of the agreements governing those awards, including the applicable PHI Long Term Incentive Plan (the 2012 or the 2016 LTIP) (“LTIPs”).

Role
You will remain in your current position as CEO of PCB until July 23, 2018, when you will begin your new role. The compensation provided in this Letter will be in addition to any regular salary earned by you through July 22, 2018. In order to provide greater continuity, your employer will remain PCB for payroll, benefit and tax purposes. In your new role, you will continue to report to me and you will be asked to help acclimate a new CEO and President of PCB, provide expertise and support to Weetabix and Active Nutrition, provide strategic advice to PHI regarding mergers and acquisitions and long-term planning, and manage special projects as requested by me. Business travel expectations will not exceed travel currently required by your CEO role. Your employment as Executive Vice President will continue for a four-year period and end on July 23, 2022 unless you resign from your employment or your employment is terminated (“Employment Period”). Your base salary will not be reduced at any time after you assume the new role and before the end of the Employment Period, so long as you remain actively employed. The Parties may mutually agree in writing to extend the employment beyond the original four-year period.
For your convenience, office space will be provided for your use at Michael Foods or another facility equidistant to your home in the greater Minneapolis area. You will not be required to work from any other location at any time before the end of your Employment Period unless you provide your written consent. Your reasonable business expenses, including reasonable travel costs, will continue to be eligible for reimbursement under the applicable PCB expense reimbursement policy.
End of Employment
Unless otherwise mutually extended in writing, your last day of employment will be July 23, 2022. If you resign from your employment without Good Reason or are terminated for Cause before July 23, 2022, no additional payments under this Letter will be due, except for payment of your base salary earned through the date of resignation or termination of employment. For purposes of this Letter, where the term Cause is capitalized in this Letter, “Cause” shall mean (i) you willfully engaging in misconduct which is materially injurious to PHI or any entity in which Post Holdings owns an equity interest (“Affiliate”), or (ii) your conviction of a felony or a crime involving moral turpitude. For purposes of this Letter, ”Good Reason” shall mean the occurrence of one or more of the following, which circumstances are not remedied by PHI or PCB within thirty (30) days after its receipt of a written notice describing the applicable circumstances, which notice must be provided within 90 days after the occurrence of such circumstances: (i) a material decrease in your base salary; or (ii) a geographical relocation of your principal office location by more than 50 miles in each case without your written consent; provided that you must actually terminate your employment within thirty (30) days following the cure period.
In the event, after the Effective Date but prior to July 23, 2022: (i) PHI or PCB terminates your employment without Cause, or (ii) that you resign for Good Reason, or (iii) of your death or Disability which occurs prior to (i) or (ii), PHI agrees to pay you (or cause your employer to pay you) in one sum, in cash, the value of all remaining salary you otherwise would have received from the effective date of your resignation for Good Reason, your termination without Cause, or your death or your Disability, through July 23, 2022. Furthermore, in the event that PHI or PCB terminates your employment without Cause or you resign for Good Reason (and for the sake of clarity, not in cases of death or Disability) after the Effective Date but prior to July 23, 2021, in addition to the amount of the cash lump sum payment due to you under the foregoing sentence you will receive an additional lump sum payment, in cash, of $1,500,000 (one million five hundred thousand dollars). Such lump sum payments described in this paragraph will be made within 60 days following your termination of employment, death or Disability, and except for in the event of death will be subject to your signing and not revoking a release of claims in favor of PHI and its Affiliates in the form provided by PHI. In the event that the period during which you may consider, execute and have a release of claims become non-revocable spans two calendar years, any payment that could be made during that period will be made in the later of the two calendar years. For this purpose, Disability is defined as you being unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months. Post may rely on any determination that you are disabled for purposes of benefits under the Post long-term disability plan in which you participate, provided that the definition of disability applied under that plan meets the requirements of a Disability as provided in the previous sentence.
You will be eligible for a cash lump-sum payment in the amount of $32,000 (thirty-two thousand dollars) to be paid within 60 days after the earliest of the following events to occur: (a) July 23, 2022, provided that your last day of employment with PHI or its Affiliates is July 23, 2022, or (b) the date of your termination if PHI or PCB terminates your employment without Cause or you resign for Good Reason after the Effective Date but prior to July 23, 2022. For avoidance of doubt, in order to be eligible to receive payment under “(a)” above, you must remain continuously employed by PHI or its Affiliate from and after the Effective Date through July 23, 2022, and if you resign from your employment other than for Good Reason or your employment otherwise terminates for any reason (other than an involuntary termination of employment without Cause) prior to such date, you will not be eligible to receive this payment.

In the event of your resignation or other termination of employment, the treatment of your equity awards will be governed by terms of the agreements governing those awards and the applicable LTIPs, including forfeiture of those awards not yet vested.

Compensation and Benefits
Effective July 23, 2018, your base salary will be $987,000 (nine hundred and eighty-seven thousand dollars) per year. This compensation will be paid as salary according to the regular payroll schedule for PCB employees during the Employment Period.
All compensation to be paid pursuant to the terms of this Letter is subject to required tax withholding and employee benefit deductions. PHI makes no guarantees or warranties regarding the tax consequences of any payment that is made in accordance with the terms of this Letter.
In your new position, you will continue to be eligible for the same benefit plans sponsored by PHI available to salaried, exempt employees, including but not limited to, group life, medical, dental and/or disability insurance. PHI reserves the right to amend or terminate benefit plans and programs and nothing in this Letter should be deemed to modify or amend any benefit plan or program. Notwithstanding the foregoing, beginning on the Effective Date, you will no longer be eligible for the Post Holdings, Inc. Executive Severance Plan or other severance plan sponsored by PHI or its Affiliates, such that when your employment terminates, no severance benefits will be due to you under such plans. You will not accrue vacation or PTO during the Employment Period.
You will be eligible to continue to earn a FY18 cash bonus subject to the complete terms of the Post Holdings, Inc. Annual Bonus Program, including applicable performance criteria in place for FY18, which bonus shall be paid in accordance with the Program and which shall be paid based upon a full year of employment and not prorated based upon your change in role on July 23, 2018. With the exception of your receipt of any FY18 annual bonus which would occur after you assume your new role, as of the Effective Date you will no longer be eligible for participation in any other annual bonus program or long-term cash bonus program provided by PHI or its Affiliates.
In addition, as a continuing employee of PHI or its Affiliates, you will continue to vest in your outstanding restricted stock unit and non-qualified stock option awards according to the terms of the agreements governing those awards and the terms of the Post Holdings, Inc. 2012 Long-Term Incentive Plan or the Post Holdings, Inc. 2016 Long-Term Incentive Plan, as applicable. Beginning with the Effective Date you will not be eligible for additional grants of equity or equity-based compensation.
In accepting this new role and compensation and other benefits, you would be required to execute this Letter. This Letter, in conjunction with the LTIPs and agreements governing your equity awards, supersede any prior agreements, whether written or oral, regarding this matter. No other communications or representations, written or oral, made prior to this Letter are deemed to amend or modify its terms. This Letter may not be amended unless the amendment is in writing executed by PHI and you. Notwithstanding the foregoing, in the event of any corporate restructuring or reorganization, or in the event PCB ceases to be a wholly-owned subsidiary of PHI, PHI reserves the right to transfer your employment from PCB to PHI or another Affiliate of PHI, and to assign the rights and obligations of this Letter to another Affiliate of PHI without your consent but with written notice to you of such change. For the sake of clarity, you will not be deemed to have experienced an involuntary termination of employment for purposes of receiving any compensation under this Letter solely because your employment from is transferred from PCB to PHI or another Affiliate of PHI.
This Letter and all determinations made and actions taken pursuant to this Letter shall be governed by the laws of Missouri, without giving effect to principles of conflicts of laws. The Parties agree that they will use good faith efforts to resolve any dispute, claim or other action relating to this Letter. If the matter cannot be resolved, the Parties agree to mediate the dispute with a mutually acceptable mediator in Minneapolis, Minnesota. If the dispute cannot be resolved through mediation, the Parties agree to submit the dispute to binding arbitration using a mutually acceptable arbitrator. The costs of mediation and arbitration should be borne equally by the parties except that each party shall pay its/his own attorneys’ fees.
PHI agrees to reimburse you for your legal expenses incurred in reviewing this Letter in the amount of the actual cost of such legal services, up to a maximum of $15,000 (fifteen thousand dollars), provided you submit a written request for such reimbursement to Diedre Gray with supporting documentation within 45 days of the Effective Date of this Letter. Any such reimbursements will be made within 30 days following your submission of the request.
Outside Employment and Conflicts
During the Employment Period, you will not accept work on behalf of or with any Competing Company as a consultant, employee, advisor, manager, representative, associate, investor, director, owner or otherwise. For purposes of this Letter, “Competing Company” is defined as a business that competes directly with a PHI material line of business, and one where you have acquired specific knowledge or expertise of that line of business through your employment with PHI. Notwithstanding the foregoing, during the Employment Period, you agree you will avoid any conflicts with PHI and its Affiliates. Should PHI have reason to believe that you are engaging in activity that violates this provision, it will provide you with a written notice of such alleged violation and you will respond within fifteen (15) days after receipt of the written notice.

Internal Revenue Code Section 409A
Payments made pursuant to this Letter are intended to be exempt from, or to otherwise comply with, Section 409A of the Internal Revenue Code, as amended, and the Treasury regulations and guidance issued thereunder (collectively, “Code Section 409A”). PHI reserves the right, to the extent it deems necessary or advisable and with your consent, which shall not be unreasonably withheld, to take any actions as it determines are necessary or appropriate so that the Letter qualifies for exemption from, or complies with the requirements of, Code Section 409A; provided, however, that PHI makes no representation that any payment made under this Letter will be exempt from, or will comply with, Code Section 409A. Notwithstanding anything herein to the contrary, to the extent applicable, you are a “specified employee” within the meaning of Code Section 409A, and only to the extent necessary to avoid adverse tax consequences under Code Section 409A, no compensation under this Letter will be distributed on account of your Separation of Service, as defined by Code Section 409A, before the date which is six months following the date of the Separation of Service. Amounts that would have been paid during the delay will be paid on the first business day following the six-month delay.
If any payment required by this Letter is an “excess parachute payment” as such term is described in Section 280G of the Internal Revenue Code, as amended, and the Treasury regulations and guidance issued thereunder (collectively, “Code Section 280G”) so as to result in the loss of a deduction to PHI or its Affiliates or in the imposition of an excise tax on you under Section 4999 of the Internal Revenue Code, as amended, or any successor sections thereto (an “Excess Parachute Payment”), then you shall be paid either 1) the amounts due, or 2) the amounts due under this Letter as reduced so that the amount of all payments due that are “parachute payments” within the meaning of Code Section 280G (whether or not pursuant to this Letter) are equal to one-dollar ($1) less than the maximum amount allowed under Code Section 280G that would avoid the existence of an “Excess Parachute Payment,” whichever of the 1) or 2) amount results in the greater after-tax payment to you. Any amounts to be reduced pursuant to this paragraph shall be reduced first by any amounts not subject to Code Section 409A and then in the inverse order of when such amounts would have been made or provided to you until the reduction specified herein is achieved.
This agreement shall be binding upon any successor of PHI. PHI will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of PHI to assume expressly and agree to perform this Letter agreement in the same manner and to the same extent that PHI would be required to perform it if no such succession had taken place. As used in this Letter, “PHI” shall mean Post Holdings, Inc. and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this agreement by operation of law, or otherwise. PHI may not assign this agreement other than to an Affiliate or to a successor to all or substantially all of the business and/or assets of PHI.
I look forward to continuing to work with you. If you agree to the terms of this Letter, please sign and return to me.
Sincerely,
/s/ Robert V. Vitale
Robert V. Vitale
President and Chief Executive Officer

I agree to the terms and conditions set forth above in this Letter.
/s/ Chris Neugent
Chris Neugent

6/4/2018
Date